

December 12, 2023

Diantha Duvall
Chief Financial Officer
Curis, Inc.
128 Spring Street
Building C - Suite 500
Lexington, Massachusetts 02421

   Re: Curis, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2022
    File No. 000-30347

Dear Diantha Duvall:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 9A - Controls and Procedures, page 113

1. In an abbreviated amended filing for this Item 9A, please provide the disclosures required by Item 307 of Regulation S-K regarding the effectiveness of your disclosure controls and procedures. Refer to Rule 12b-15 of the Exchange Act and Question 161.01 of the Compliance and Disclosure Interpretations for Exchange Act Rules.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gary Newberry at 202-551-3761 or Kevin Kuhar at 202-551-3662 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences